Exhibit 3(i)

STATE of DELAWARE

CERTIFICATE of AMENDMENT of

CERTIFICATE of INCORPORATION

GAMES, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.  That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for consideration, by the stockholders of the Corporation, of the resolutions.

2.  That thereafter, pursuant to resolution of its Board of Directors, an action by written consent of the stockholders of the Corporation was duly executed in favor of the amendment in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.  That the Certificate of Incorporation of the Corporation is hereby amended by adding the following new and additional provisions to the end of Article FOURTH thereof:

On June 30, 2006 (the “Effective Date”), the Common Stock of the Corporation will be reverse split on a one-for-ten basis so that each share of Common Stock issued and outstanding immediately prior to June 30, 2006 shall automatically be converted into and reconstituted as one-tenth of a share of Common Stock (the “Reverse Stock Split”).  No fractional shares will be issued by the Corporation as a result of the Reverse Stock Split.  In lieu thereof, each stockholder whose shares are not evenly divisible by ten will receive cash in an amount equal to the fraction of a share that the stockholder otherwise would have been entitled to receive multiplied by the sale price of the Common Stock as last publicly reported by a quotation service immediately prior to the Effective Date.  As soon as practicable following the Effective Date, certificates for the shares of Common Stock to be outstanding after the Reverse Split shall be issued pursuant to procedures adopted by the Corporation’s Board of Directors and communicated to those who are to receive new certificates.

4.  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.  That the capital of the Corporation shall not be reduced under or by reason of said amendment.

Date:  June 21, 2006

By:  /s/ Roger W. Ach, II

Roger W. Ach

Chairman